AUGUSTA RESPONDS TO EXTENSION OF HUDBAY OFFER
AND WAIVER OF MINIMUM TENDER CONDITION

Toronto, Ontario, March 17, 2014 – Augusta Resource Corporation (TSX/NYSE MKT: AZC) ("Augusta" or the "Company") responds to the announcement made last Friday by HudBay Minerals Inc. ("HudBay") that it has extended its offer to acquire common shares of Augusta and has waived the minimum tender condition under the offer.

HudBay's unprecedented coercive tactic of dropping its minimum tender condition part way through its initial bid period is an ill-considered reaction to an obviously failing offer:

  The HudBay offer has received virtually no support from Augusta's shareholders (at less than one half of one percent of Augusta's common shares tendered), or from the analysts who cover Augusta;
  Augusta's share price has consistently traded at a significant premium to the implied offer price since the announcement of the HudBay offer, with the premium currently over 27%; and
  The early extension of the offer and waiver of the minimum tender condition by HudBay are a clear acknowledgment that its offer was not going to succeed.

As Augusta advances the permitting for its world class Rosemont project and the prospect of Augusta's shares being re-rated moves closer, the pressure is mounting on HudBay to dramatically improve its offer or go away. Augusta confirms that its permitting process is progressing as planned with previous guidance remaining unchanged for receipt of both the 404 permit from the Army Corps of Engineers and the Final Record of Decision from the U.S. Forest Service in the second quarter of this year.

Richard Warke, Augusta's Executive Chairman, stated, "HudBay started this process with a low ball bid, which the market clearly has rejected. Now, when their bid is failing, HudBay drops their minimum tender condition in a desperate attempt to give life support to their bid. Their tactics are just appalling. Our Board understands its fiduciary obligation to protect the interests of our shareholders, and we intend to do just that."

Gil Clausen, Augusta's President and Chief Executive Officer, commented, "Rather than making a proper offer that Augusta shareholders would view as fair, HudBay is opting to proceed with plan 'B', which is to try and secure a minority blocking position to thwart any future strategic alternatives. That is exactly what our shareholder rights plan is there for – to prevent this sort of highly coercive tactic from being used by HudBay. Our strategic process is well under way and we have no doubt that our shareholders will continue to support the efforts of our Board to protect their interests."

Shareholders are reminded that as long as Augusta's shareholder rights plan remains in effect, HudBay cannot take up any shares that might be tendered to its offer without triggering the rights. Augusta's Board of Directors intends to meet during the week of March 24, 2014 to receive an update regarding the Company's strategic process and discuss the Company's response to HudBay's coercive attempt to deprive Augusta shareholders of the full value of their shares. Augusta will issue a press release following that Board meeting to update its shareholders. Shareholders are advised to take no actions in response to the HudBay offer pending the issuance of that press release.

181 Bay Street, 2nd Floor Heritage Building Toronto, ON M5J 2T3 T: 416 860 6310 E: info@augustaresource.com

Reject HudBay's Offer– No Action Required
The Board of Directors' recommendation to Augusta shareholders that they REJECT the unsolicited offer and NOT TENDER their Augusta shares, as well as a more detailed discussion of the reasons for rejecting the unsolicited offer is contained in the Directors' Circular of the Board of Directors that was mailed to Augusta's shareholders and filed with securities regulatory authorities. Shareholders are advised to read the Directors' Circular carefully and in its entirety, as it contains important information regarding Augusta, HudBay and the unsolicited offer. The Directors' Circular is available on SEDAR at www.sedar.com and on the Augusta website at www.augustaresource.com.

How to Withdraw
If you have already tendered your common shares to the HudBay offer, you can withdraw your shares by contacting your broker or Laurel Hill Advisory Group, the Information Agent retained by Augusta. Laurel Hill can be reached at 1-877-452-7184 (Toll Free within North America), or by bank and brokers and collect calls outside North America at 416-304-0211 or via email at assistance@laurelhill.com.

About Augusta
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of US copper output once in production (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta's management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

Contact Information
Augusta Resource Corporation
Letitia Cornacchia, Vice President,
Investor Relations and Corporate Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

Cautionary Statements Regarding Forward Looking Information
Certain of the statements made and the information contained in this news release constitutes "forward-looking statements" under United States federal securities laws or "forward-looking information" under Canadian securities laws. These statements and information relate to future events and Augusta's future performance, business prospects or opportunities, including information concerning the unsolicited offer of HudBay, which are subject to certain risks, uncertainties and assumptions. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning Augusta's plans at the Rosemont project, including the timing for obtaining final permits, construction and estimated production, expectations surrounding future financings and refinancings, capital and operating cash flow estimates, changes in market conditions, changes or disruptions in the securities markets and market fluctuations in the prices for Augusta's securities, the lack of any alternative transactions or the terms and conditions of any alternative transactions not being acceptable.

181 Bay Street, 2nd Floor Heritage Building Toronto, ON M5J 2T3 T: 416 860 6310 E: info@augustaresource.com

Forward-looking statements or information is frequently, but not always, characterized by words such as "will", "plan", "expect", "project", "intend", "believe", "anticipate", "budget", "forecast", "schedule", "estimate" and similar expressions, or statements that certain events or conditions "may", "should", "could", "might" or "will" occur. The forward-looking statements or information contained in this news release is based on the reasonable expectations and beliefs of management and involves numerous assumptions, known and unknown risks and uncertainties, both general and specific to Augusta and the industry in which the Company operates. Such assumptions, risks and uncertainties include, but are not limited to Augusta's history of losses, requirements for additional capital, dilution, loss of material properties, interest rate increases, global economy, no history of production, speculative nature of exploration activities, periodic interruptions to exploration, development and mining activities, environmental hazards and liability, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems, commodity price fluctuations, uncertainty of production and cost estimates, the interpretation of drill results and the estimation of mineral resources and reserves, legal and regulatory proceedings and community actions, title and tenure matters, regulatory restrictions, permitting and licensing, volatility of the market price of the Company’s common shares, insurance, competition, hedging activities, currency fluctuations, loss of key employees, as well as those factors disclosed in Augusta's documents filed from time to time with the securities regulators in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Newfoundland and Labrador. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of the Company, or industry results, may vary materially from those described in this presentation. For further details, reference is made to the risk factors discussed or referred to in Augusta's annual and interim management's discussion and analyses and Annual Information Form on file with the Canadian securities regulatory authorities and available under Augusta's issuer profile on SEDAR at www.sedar.com.

Although Augusta has attempted to identify important factors that could cause actual actions, events, results, performance or achievements to differ materially from those described in the forward-looking statements or information contained in this news release, there may be other factors that cause actions, events, results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements and information are made or given as at the date of this news release and Augusta disclaims any intention or obligation to update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required under applicable securities law. The reader is cautioned not to place undue reliance on forward-looking statements or information.

181 Bay Street, 2nd Floor Heritage Building Toronto, ON M5J 2T3 T: 416 860 6310 E: info@augustaresource.com